Issuer Free Writing Prospectus

(Relating to the Preliminary Prospectus

Supplement dated February 10, 2015 and

the Prospectus dated July 18, 2014)

Filed Pursuant to Rule 433

Registration Statement No. 333-196350

LAZARD GROUP LLC

$400,000,000

3.750% SENIOR NOTES DUE 2025

PRICING TERM SHEET

DATED FEBRUARY 10, 2015

The information in this pricing term sheet supplements Lazard Group LLC’s Preliminary Prospectus Supplement, dated February 10, 2015 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated July 18, 2014 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Lazard Group LLC

Title:	3.750% Senior Notes due 2025

Expected Ratings[1]:	Bal (Stable) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$400,000,000

Trade Date:	February 10, 2015

Settlement Date:	February 13, 2015 (T + 3)

Maturity Date:	February 13, 2025

Interest Rate:	3.750% per annum

Benchmark Treasury:	2.250% due November 15, 2024

Benchmark Treasury Price:	102-11

Benchmark Treasury Yield:	1.984%

Re-Offer Spread to Benchmark Treasury:	T + 180 bps

Re-Offer Yield:	3.784%

1	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Price to Public:	99.718%

Purchase Price by Underwriters:	99.068%

Net Proceeds, before Expenses, to Lazard Group LLC:	$396,272,000

Interest Payment Dates:	Semi-annually on each March 1 and September 1, beginning with a long first coupon on September 1, 2015 and ending with a short last coupon on February 13, 2025

Record Dates:	Every February 15 and August 15 preceding each Interest Payment Date

Optional Redemption:	Lazard Group LLC will have the right to redeem the notes in whole at any time or in part from time to time, at its option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the principal amount and the remaining scheduled payments of interest (excluding the portion of any such interest accrued to the redemption date) on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in each case, accrued and unpaid interest on the notes to be redeemed to, but not including, the redemption date.

CUSIP / ISIN:	52107QAG0 / US52107QAG01

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co.

Co-Managers:	Lazard Frères & Co. LLC BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc.

Termination of Covenant Relating to 2017 Notes:	The covenant described under the heading “Description of Notes—Certain Covenants—Limitation on Dispositions of Capital Stock of Designated Subsidiaries” in the Preliminary Prospectus Supplement dated February 10, 2015 shall terminate and shall cease to be in effect, operative and binding upon the earlier to occur of the following: (i) there are no 6.85% senior notes due 2017 (the “2017 Notes”) outstanding and (ii) section 4.08 (Limitations on Dispositions of Capital Stock of Designated Subsidiaries) of the indenture governing the 2017 Notes ceases to be in effect, operative or binding.

Additional Changes to Preliminary Prospectus Supplement:

The fifth sentence of the first paragraph under “Underwriting (Conflicts of Interest)—Conflicts of Interests” shall be revised to read as follows: “An affiliate of Citigroup Global Markets Inc. is the administrative agent and a lender, and affiliates of BNY Mellon Capital Markets, LLC and HSBC Securities (USA) Inc. are also lenders, under our existing credit agreement.”

After the first paragraph under “Underwriting (Conflicts of Interest)—Conflicts of Interest” a paragraph shall be inserted and shall read as follows: “An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is acting as trustee for the notes.”

Lazard Group LLC (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read these documents and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Citigroup Global Markets Inc. toll free at (800) 831-9146 or Goldman, Sachs & Co. toll free at (866) 471-2526.

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